FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of     October     , 2007
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.

(Registrant)
Date October 25, 2007	By	/s/ Hiroshi Kawashimo
(Signature)*

Hiroshi Kawashimo Deputy Senior General Manager Global Finance Center Canon Inc.

*Print the name and title of the signing officer under his signature.
The following material is included.
1.  CONSOLIDATED RESULTS FOR THE THIRD QUARTER AND THE NINE MONTHS ENDED SEPTEMBER 30, 2007

CONSOLIDATED RESULTS FOR THE THIRD QUARTER AND
THE NINE MONTHS ENDED SEPTEMBER 30, 2007
October 25, 2007
CONSOLIDATED RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007
(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual					Projected
	Nine months	Nine months			Nine months	Year ending
	ended	ended	Change(%)		ended	December 31,	Change(%)
	September 30, 2007	September 30, 2006			September 30, 2007	2007
	(Unaudited)	(Unaudited)			(Unaudited)

Net sales	¥3,217,547	¥2,940,224	+	9.4	$27,978,670	¥4,560,000	+	9.7
Operating profit	563,097	511,163	+	10.2	4,896,496	773,000	+	9.3
Income before income taxes and minority interests	568,468	521,371	+	9.0	4,943,200	788,000	+	9.6
Net income	¥360,487	¥329,761	+	9.3	$3,134,670	¥500,000	+	9.8

Net income per share:
- Basic	¥276.67	¥247.66	+	11.7	$2.41	¥396.49	+	15.9
- Diluted	276.62	247.57	+	11.7	2.41	—		—

CONSOLIDATED RESULTS FOR THE THIRD QUARTER
(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual
	Three months	Three months			Three months
	ended	ended	Change(%)		ended
	September 30, 2007	September 30, 2006			September 30, 2007
	(Unaudited)	(Unaudited)			(Unaudited)

Net sales	¥1,050,823	¥987,969	+	6.4	$9,137,591
Operating profit	174,221	172,686	+	0.9	1,514,965
Income before income taxes and minority interests	162,327	180,326	–	10.0	1,411,539
Net income	¥105,304	¥115,587	–	8.9	$915,687

Net income per share:
- Basic	¥81.94	¥86.80	–	5.6	$0.71
- Diluted	81.93	86.78	–	5.6	0.71

	Actual
	As of	As of	Change(%)		As of
	September 30, 2007	December 31, 2006			September 30, 2007
	(Unaudited)				(Unaudited)

Total assets	¥4,295,325	¥4,521,915	–	5.0	$37,350,652

Stockholders’ equity	¥2,819,596	¥2,986,606	–	5.6	$24,518,226

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
	2.	U.S. dollar amounts are translated from yen at the rate of JPY115=U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of September 28, 2007, solely for the convenience of the reader.

Canon Inc. Headquarter office	30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501, Japan Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions
2007 Third Quarter in Review
Looking back at the global economy in the third quarter of 2007, economic expansion was fairly steady during the term. In the United States, despite concern over the economic fallout of the subprime loan crisis, the impact was limited and the economy continued to display moderate growth. In Europe, while export growth proved sluggish, the region headed toward moderate recovery as domestic demand expanded in major European countries, boosted by such factors as increased consumer spending. Within Asia, the Chinese economy maintained a high rate of growth while other economies in the region also enjoyed generally favorable conditions. In Japan, although consumer spending grew at a sluggish pace, the economy maintained a trend toward recovery boosted by such factors as increased capital spending.
As for the markets in which the Canon Group operates, within the camera segment, demand for digital single-lens reflex (SLR) cameras and compact digital cameras continued to realize healthy growth during the term. Within the office imaging products market, sales of network digital multifunction devices (MFDs) remained solid as demand shifted in all regions toward color models and advanced functionality. In the computer peripherals segment, which includes printers, demand for laser beam printers continued growing for both color and monochrome models. Among inkjet printers, as the shift in demand from single-function to multifunction machines gained momentum, price competition for multifunction models increased in severity. In the optical equipment segment, while demand for steppers, used in the production of semiconductors, indicated a moderate recovery, the market for projection aligners, used to produce liquid crystal display (LCD) panels, declined due to restrained investment by LCD manufacturers. The average value of the yen in the third quarter was ¥117.67 to the U.S. dollar and ¥161.82 to the euro, representing year-on-year decreases of about 1% against the U.S. dollar and about 9% against the euro.
Amid these conditions, Canon’s consolidated net sales for the third quarter increased by 6.4% from the year-ago period to ¥1,050.8 billion (U.S.$9,138 million), boosted by a solid rise in sales of digital cameras and color network MFDs, along with the positive effect of favorable currency exchange rates. The gross profit ratio in the third quarter improved 0.9 points year on year to 50.3%. The improved gross profit ratio was mainly the result of such factors as the launch of new products and continued cost-reduction efforts, which absorbed the effects of escalating raw material costs, declining sales price in the consumer products market, and an increase in depreciation expense due to the implementation of a change in accounting method to calculate depreciation of fixed assets. Owing to the improved gross profit ratio, third quarter gross profit increased by 8.3% to ¥528.4 billion (U.S.$4,594 million). Operating expenses for the third quarter increased by 12.3% from the year-ago period to ¥354.1 billion (U.S.$3,079 million), mainly due to an increase in depreciation expense, a factor that also led to a rise in cost of sales, along with R&D spending of ¥90.0 billion (U.S.$783 million), representing a year-on-year increase of 27.3%. Consequently, third-quarter operating profit totaled ¥174.2 billion (U.S.$1,515 million), a year-on-year increase of 0.9%. Other income (deductions) decreased by ¥19.5 billion (U.S.$170 million), due to an increase in currency exchange loss on foreign-currency-denominated trade receivables. Income before income taxes and minority interests in the third quarter totaled ¥162.3 billion (U.S.$1,412 million), a year-on-year decrease of 10.0%, and third quarter net income totaled ¥105.3 billion (U.S.$916 million), a decrease of 8.9% compared with last year.
Basic net income per share for the third quarter was ¥81.94 (U.S.$0.71), a year-on-year decrease of ¥4.86 (U.S.$0.04).

Results by Product Segment
In the business machine segment, demand for network digital MFDs, which are grouped in the office imaging products sub-segment, continued to expand for color models in both the domestic Japanese and overseas markets. Additionally, among color network digital MFDs, the competitively priced iR C2880 series and the high-end iR C5185 series continued to enjoy strong sales. Among monochrome network digital MFDs, the iR5055 series and the new energy-saving iR3025 series contributed to expanded sales. Overall, sales of office imaging products for the third quarter recorded a year-on-year increase of 13.2%. In the field of computer peripherals, while laser beam printers achieved year-on-year unit sales growth amid strong demand for monochrome models, and consumables also grew favorably, sales in value terms for the segment remained at the same approximate level as the same period last year due to an increase in low-priced models as a percentage of unit sales as market demand shifted toward low-end models. As for inkjet printers, despite a continuing decline in unit sales for single-function models and severe price competition in the market, sales in value terms increased by 12.8%, boosted by such factors as increased unit sales of multifunction models, such as the PIXMA MP600, and healthy sales growth for consumables. As a result, sales of computer peripherals for the third quarter realized a year-on-year increase of 2.9%. Within the field of business information products, demand for document scanners grew, contributing to a sales increase of 1.6%. Collectively, sales of business machines for the third quarter totaled ¥685.8 billion (U.S.$5,963 million), a year-on-year increase of 7.2%. Operating profit for the business machine segment totaled ¥152.4 billion (U.S.$1,325 million), a year-on-year increase of 9.5%, made possible by such factors as increased sales and an improved gross profit ratio.
Within the camera segment, demand for digital SLR cameras fueled growth, with particularly strong sales for the competitively priced EOS DIGITAL REBEL XTi and the new advanced-amateur model EOS 40D, launched in the third quarter of this year, which, in turn, led to expanded sales of interchangeable lenses for SLR cameras. Sales of compact digital cameras also continued to expand steadily with healthy demand for stylish ELPH-series models as well as for PowerShot-series models, which cater to a diverse range of shooting styles. Accordingly, unit sales of digital cameras for the third quarter expanded approximately 20% compared with the year-ago period. As a result, camera sales overall for the term increased by 14.0% year on year to ¥268.0 billion (U.S.$2,330 million). Operating profit for the camera segment totaled ¥76.9 billion (U.S.$668 million), a year-on-year increase of 14.0%, boosted by such factors as the suppression of price declines through the launch of new products and continued cost-reduction efforts, as well as sales growth.
In the optical and other products segment, while steppers, used in the production of semiconductors, enjoyed steady demand, sales of optical products decreased for the three-month period amid declining demand for aligners for the production of LCD panels as investment by LCD manufacturers remained at a low level. As a result, third-quarter sales for the segment totaled ¥97.0 billion (U.S.$844 million), a year-on-year decrease of 14.4%. Operating profit for the segment decreased by 83.6% year on year to ¥2.4 billion (U.S.$20 million).
Cash Flow
In the nine months ended September 30, 2007, Canon generated cash flow from operating activities of ¥562.6 billion (U.S.$4,892 million), a year-on-year increase of ¥102.9 billion (U.S.$895 million), reflecting the growth in net sales and net income and the change in working capital. Cash flow from investing activities totaled ¥340.9 billion (U.S.$2,965 million), due to such factors as active capital investment, used mainly to expand production capabilities. As a result, free cash flow totaled ¥221.7 billion (U.S.$1,927 million), representing a ¥90.2 billion (U.S.$784 million) improvement from ¥131.5 billion for the year-ago period.
Cash flow from financing activities recorded an outlay of ¥602.7 billion (U.S.$5,241 million), mainly resulting from the dividend payout of ¥131.6 billion (U.S.$1,144 million) in accordance with the company’s basic policy regarding profit distribution and the ¥450.0 billion (U.S.$3,913 million) purchase of treasury stock with the aim of improving capital efficiency and ensuring a flexible capital strategy. Consequently, cash and cash equivalents totaled ¥766.3 billion (U.S.$6,664 million), representing a ¥389.3 billion (U.S.$3,385 million) decrease from the end of the previous year.

Outlook
As for the global economic outlook in the fourth quarter, although uncertainty surrounds such factors as the future direction of crude-oil and raw-material prices and a slowdown in the U.S. economy, the global economy is expected to continue growing gradually.
In the businesses in which Canon is involved, demand for both digital SLR cameras and compact digital cameras is expected to continue enjoying robust growth. As for network digital MFDs and laser beam printers, while additional demand is projected for full-color models, severe price competition and shifting demand toward lower-priced models are expected to continue. Within the semiconductor-production equipment market, demand for steppers indicates a trend toward steady performance supported by increasing orders from chip manufacturers, while demand for projection aligners used in the production of LCD panels is expected to continue being sluggish as investment levels by LCD manufacturers remain low.
Following a review of the current business climate and currency exchange trends, the company has revised its forecast for the 2007 fiscal year and now anticipates consolidated net sales of ¥4,560.0 billion (U.S.$39,652 million) while maintaining its forecasts for consolidated income before income taxes and minority interests of ¥788.0 billion (U.S.$6,852 million), and consolidated net income of ¥500.0 billion (U.S.$4,348 million). These forecasts reflect an increase in depreciation expense of around ¥63.0 billion (U.S.$548 million) for the full business year, resulting from the change in the accounting method used to calculate depreciation. Additionally, these forecasts assume exchange rates of ¥115 to the U.S. dollar and ¥160 to the euro, representing an approximately 2% appreciation of the yen against the U.S. dollar, and an approximately 5% depreciation of the yen against the euro compared with the previous year.
Consolidated Outlook
Fiscal year

		Millions of yen
	Year ending		Change	Year ended	Change (%)
	December 31, 2007			December 31, 2006
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B - C) / C

Net sales	¥4,580,000	¥4,560,000	¥(20,000)	¥4,156,759	+	9.7%
Income before income taxes and minority interests	788,000	788,000	—	719,143	+	9.6%
Net income	500,000	500,000	—	455,325	+	9.8%

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
II. Financial Statements
1. CONSOLIDATED STATEMENTS OF INCOME
Results for the third quarter

					Thousands of
	Millions of yen				U.S. dollars
	Three months	Three months			Three months
	ended	ended	Change(%)		ended
	September 30, 2007	September 30, 2006			September 30, 2007
	(Unaudited)	(Unaudited)			(Unaudited)
Net sales	¥1,050,823	¥987,969	+	6.4	$9,137,591
Cost of sales	522,471	499,928			4,543,226

Gross profit	528,352	488,041	+	8.3	4,594,365
Operating expenses:
Selling, general and administrative expenses	264,117	244,663			2,296,670
Research and development expenses	90,014	70,692			782,730

	354,131	315,355			3,079,400

Operating profit	174,221	172,686	+	0.9	1,514,965
Other income (deductions):
Interest and dividend income	8,133	7,299			70,722
Interest expense	(350)	(560)			(3,043)
Other, net	(19,677)	901			(171,105)

	(11,894)	7,640			(103,426)

Income before income taxes and minority interests	162,327	180,326	–	10.0	1,411,539
Income taxes	53,578	61,031			465,896

Income before minority interests	108,749	119,295			945,643
Minority interests	3,445	3,708			29,956

Net income	¥105,304	¥115,587	–	8.9	$915,687

Note: Comprehensive income for the three months ended September 30, 2007 and 2006 was JPY60,662 million (U.S.$527,496 thousand) and JPY135,362 million, respectively.

Results for the nine months

					Thousands of
	Millions of yen				U.S. dollars
	Nine months	Nine months			Nine months
	ended	ended	Change(%)		ended
	September 30, 2007	September 30, 2006			September 30, 2007
	(Unaudited)	(Unaudited)			(Unaudited)
Net sales	¥3,217,547	¥2,940,224	+	9.4	$27,978,670
Cost of sales	1,581,641	1,473,470			13,753,400

Gross profit	1,635,906	1,466,754	+	11.5	14,225,270
Operating expenses:
Selling, general and administrative expenses	812,528	738,372			7,065,461
Research and development expenses	260,281	217,219			2,263,313

	1,072,809	955,591			9,328,774

Operating profit	563,097	511,163	+	10.2	4,896,496
Other income (deductions):
Interest and dividend income	25,500	18,442			221,739
Interest expense	(1,145)	(1,185)			(9,957)
Other, net	(18,984)	(7,049)			(165,078)

	5,371	10,208			46,704

Income before income taxes and minority interests	568,468	521,371	+	9.0	4,943,200
Income taxes	196,414	179,845			1,707,948

Income before minority interests	372,054	341,526			3,235,252
Minority interests	11,567	11,765			100,582

Net income	¥360,487	¥329,761	+	9.3	$3,134,670

Note: Comprehensive income for the nine months ended September 30, 2007 and 2006 was JPY417,296 million (U.S.$3,628,661 thousand) and JPY352,837 million, respectively.

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
2. DETAILS OF SALES
Results for the third quarter

					Thousands of
	Millions of yen				U.S. dollars
	Three months	Three months			Three months
Sales by product	ended	ended	Change(%)		ended
	September 30, 2007	September 30, 2006			September 30, 2007
	(Unaudited)	(Unaudited)			(Unaudited)
Business machines:
Office imaging products	¥305,715	¥269,983	+	13.2	$2,658,391
Computer peripherals	355,962	345,790	+	2.9	3,095,322
Business information products	24,103	23,723	+	1.6	209,591

	685,780	639,496	+	7.2	5,963,304
Cameras	267,987	235,141	+	14.0	2,330,322
Optical and other products	97,056	113,332	–	14.4	843,965

Total	¥1,050,823	¥987,969	+	6.4	$9,137,591

					Thousands of
	Millions of yen				U.S. dollars
	Three months	Three months			Three months
Sales by region	ended	ended	Change(%)		ended
	September 30, 2007	September 30, 2006			September 30, 2007
	(Unaudited)	(Unaudited)			(Unaudited)
Japan	¥218,665	¥219,251	–	0.3	$1,901,435
Overseas:
Americas	313,805	299,811	+	4.7	2,728,739
Europe	338,918	297,762	+	13.8	2,947,113
Other areas	179,435	171,145	+	4.8	1,560,304

	832,158	768,718	+	8.3	7,236,156

Total	¥1,050,823	¥987,969	+	6.4	$9,137,591

Results for the nine months

					Thousands of
	Millions of yen				U.S. dollars
	Nine months	Nine months			Nine months
Sales by product	ended	ended	Change(%)		ended
	September 30, 2007	September 30, 2006			September 30, 2007
	(Unaudited)	(Unaudited)			(Unaudited)
Business machines:
Office imaging products	¥938,143	¥855,420	+	9.7	$8,157,765
Computer peripherals	1,116,649	992,453	+	12.5	9,709,991
Business information products	77,575	78,219	–	0.8	674,566

	2,132,367	1,926,092	+	10.7	18,542,322
Cameras	787,561	695,426	+	13.2	6,848,357
Optical and other products	297,619	318,706	–	6.6	2,587,991

Total	¥3,217,547	¥2,940,224	+	9.4	$27,978,670

					Thousands of
	Millions of yen				U.S. dollars
	Nine months	Nine months			Nine months
Sales by region	ended	ended	Change(%)		ended
	September 30, 2007	September 30, 2006			September 30, 2007
	(Unaudited)	(Unaudited)			(Unaudited)
Japan	¥676,967	¥665,549	+	1.7	$5,886,670
Overseas:
Americas	955,754	894,284	+	6.9	8,310,904
Europe	1,061,297	908,705	+	16.8	9,228,670
Other areas	523,529	471,686	+	11.0	4,552,426

	2,540,580	2,274,675	+	11.7	22,092,000

Total	¥3,217,547	¥2,940,224	+	9.4	$27,978,670

Notes:	1.	The primary products included in each of the product segments are as follows:

Business machines:

Office imaging products : Office network digital multifunction devices (MFDs) / Color network digital MFDs /Office copying machines / Personal-use copying machines / Full-color copying machines / etc.

Computer peripherals : Laser beam printers / Inkjet multifunction peripherals / Single function inkjet printers / Image scanners / etc.

Business information products : Computer information systems / Document scanners / Personal information products / etc.

Cameras : Digital SLR cameras / Compact digital cameras / Interchangeable lenses / Digital video camcorders / etc.

  Optical and other products : Semiconductor production equipment / Mirror projection mask aligners for LCD panels / Broadcasting equipment / Medical equipment / Large format printers / Components / etc.

2.	The principal countries and regions included in each regional category are as follows:

Americas: United States of America, Canada, Latin America / Europe: England, Germany, France, Netherlands /

Other Areas: Asian regions, China, Oceania

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
3. SEGMENT INFORMATION BY PRODUCT
Results for the third quarter

					Thousands of
	Millions of yen				U.S. dollars
	Three months	Three months			Three months
	ended	ended	Change(%)		ended
	September 30, 2007	September 30, 2006			September 30, 2007
	(Unaudited)	(Unaudited)			(Unaudited)
Business machines
Net sales:
Unaffiliated customers	¥685,780	¥639,496	+	7.2	$5,963,304
Intersegment	—	—		—	—

Total	685,780	639,496	+	7.2	5,963,304

Operating cost and expenses	533,409	500,397	+	6.6	4,638,339

Operating profit	152,371	139,099	+	9.5	1,324,965

Cameras
Net sales:
Unaffiliated customers	¥267,987	¥235,141	+	14.0	$2,330,322
Intersegment	—	—		—	—

Total	267,987	235,141	+	14.0	2,330,322

Operating cost and expenses	191,131	167,751	+	13.9	1,662,009

Operating profit	76,856	67,390	+	14.0	668,313

Optical and other products
Net sales:
Unaffiliated customers	¥97,056	¥113,332	–	14.4	$843,965
Intersegment	65,361	49,879	+	31.0	568,357

Total	162,417	163,211	–	0.5	1,412,322

Operating cost and expenses	160,067	148,852	+	7.5	1,391,887

Operating profit	2,350	14,359	–	83.6	20,435

Corporate and Eliminations
Net sales:
Unaffiliated customers	¥—	¥—		—	$—
Intersegment	(65,361)	(49,879)		—	(568,357)

Total	(65,361)	(49,879)		—	(568,357)

Operating cost and expenses	(8,005)	(1,717)		—	(69,609)

Operating profit	(57,356)	(48,162)		—	(498,748)

Consolidated
Net sales:
Unaffiliated customers	¥1,050,823	¥987,969	+	6.4	$9,137,591
Intersegment	—	—		—	—

Total	1,050,823	987,969	+	6.4	9,137,591

Operating cost and expenses	876,602	815,283	+	7.5	7,622,626

Operating profit	174,221	172,686	+	0.9	1,514,965

Note:	General corporate expenses of JPY57,368 million (U.S.$498,852 thousand) and JPY48,073 million in the three months ended September 30, 2007 and 2006, respectively, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
Results for the nine months

					Thousands of
	Millions of yen				U.S. dollars
	Nine months	Nine months			Nine months
	ended	ended	Change(%)		ended
	September 30, 2007	September 30, 2006			September 30, 2007
	(Unaudited)	(Unaudited)			(Unaudited)
Business machines
Net sales:
Unaffiliated customers	¥2,132,367	¥1,926,092	+	10.7	$18,542,322
Intersegment	—	—		—	—

Total	2,132,367	1,926,092	+	10.7	18,542,322

Operating cost and expenses	1,644,525	1,492,428	+	10.2	14,300,218

Operating profit	487,842	433,664	+	12.5	4,242,104

Cameras
Net sales:
Unaffiliated customers	¥787,561	¥695,426	+	13.2	$6,848,357
Intersegment	—	—		—	—

Total	787,561	695,426	+	13.2	6,848,357

Operating cost and expenses	573,402	519,300	+	10.4	4,986,105

Operating profit	214,159	176,126	+	21.6	1,862,252

Optical and other products
Net sales:
Unaffiliated customers	¥297,619	¥318,706	–	6.6	$2,587,991
Intersegment	173,278	138,585	+	25.0	1,506,766

Total	470,897	457,291	+	3.0	4,094,757

Operating cost and expenses	447,162	419,737	+	6.5	3,888,366

Operating profit	23,735	37,554	–	36.8	206,391

Corporate and Eliminations
Net sales:
Unaffiliated customers	¥—	¥—		—	$—
Intersegment	(173,278)	(138,585)		—	(1,506,766)

Total	(173,278)	(138,585)		—	(1,506,766)

Operating cost and expenses	(10,639)	(2,404)		—	(92,515)

Operating profit	(162,639)	(136,181)		—	(1,414,251)

Consolidated
Net sales:
Unaffiliated customers	¥3,217,547	¥2,940,224	+	9.4	$27,978,670
Intersegment	—	—		—	—

Total	3,217,547	2,940,224	+	9.4	27,978,670

Operating cost and expenses	2,654,450	2,429,061	+	9.3	23,082,174

Operating profit	563,097	511,163	+	10.2	4,896,496

Note:	General corporate expenses of JPY162,661 million (U.S.$1,414,443 thousand) and JPY136,004 million in the nine months ended September 30, 2007 and 2006, respectively, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
4. CONSOLIDATED BALANCE SHEETS

				Thousands of
	Millions of yen			U.S. dollars
	As of	As of		As of
	September 30,	December 31,	Change	September 30,
	2007	2006		2007
	(Unaudited)			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	¥766,307	¥1,155,626	¥(389,319)	$6,663,539
Time deposits	25,814	41,953	(16,139)	224,470
Marketable securities	10,436	10,445	(9)	90,748
Trade receivables, net	684,238	761,947	(77,709)	5,949,896
Inventories	607,792	539,057	68,735	5,285,148
Prepaid expenses and other current assets	290,258	273,321	16,937	2,523,982

Total current assets	2,384,845	2,782,349	(397,504)	20,737,783
Noncurrent receivables	14,438	14,335	103	125,548
Investments	99,577	110,418	(10,841)	865,887
Property, plant and equipment, net	1,370,748	1,266,425	104,323	11,919,548
Other assets	425,717	348,388	77,329	3,701,886

Total assets	¥4,295,325	¥4,521,915	¥(226,590)	$37,350,652

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	¥14,926	¥15,362	¥(436)	$129,791
Trade payables	505,495	493,058	12,437	4,395,609
Income taxes	93,022	133,745	(40,723)	808,887
Accrued expenses	322,653	303,353	19,300	2,805,678
Other current liabilities	203,968	217,789	(13,821)	1,773,635

Total current liabilities	1,140,064	1,163,307	(23,243)	9,913,600
Long-term debt, excluding current installments	6,239	15,789	(9,550)	54,252
Accrued pension and severance cost	49,154	83,876	(34,722)	427,426
Other noncurrent liabilities	59,587	55,536	4,051	518,148

Total liabilities	1,255,044	1,318,508	(63,464)	10,913,426

Minority interests	220,685	216,801	3,884	1,919,000

Stockholders’ equity:
Common stock	174,698	174,603	95	1,519,113
Additional paid-in capital	403,208	403,510	(302)	3,506,157
Legal reserve	45,823	43,600	2,223	398,461
Retained earnings	2,592,495	2,368,047	224,448	22,543,435
Accumulated other comprehensive income (loss)	59,527	2,718	56,809	517,626
Treasury stock	(456,155)	(5,872)	(450,283)	(3,966,566)

Total stockholders’ equity	2,819,596	2,986,606	(167,010)	24,518,226

Total liabilities and stockholders’ equity	¥4,295,325	¥4,521,915	¥(226,590)	$37,350,652

				Thousands of
	Millions of yen			U.S. dollars
	As of	As of		As of
	September 30,	December 31,		September 30,
	2007	2006		2007
	(Unaudited)			(Unaudited)
Allowance for doubtful receivables	¥15,984	¥13,849		$138,991
Accumulated depreciation	1,537,689	1,382,944		13,371,209
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	25,046	22,858		217,791
Net unrealized gains and losses on securities	7,496	8,065		65,183
Net gains and losses on derivative instruments	2,763	(1,663)		24,026
Pension liability adjustments	24,222	(26,542)		210,626

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
5.  CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Millions of yen

					Accumulated
					other		Total
	Common	Additional		Retained	comprehensive	Treasury	stockholders’
	Stock	paid-in capital	Legal reserve	earnings	income (loss)	stock	equity

Balance at December 31, 2006	¥174,603	¥403,510	¥43,600	¥2,368,047	¥2,718	¥(5,872)	¥2,986,606

Cumulative effect of a change in accounting principle — adoption of EITF 06-2, net of tax				(2,204)			(2,204)
Conversion of convertible debt and other	95	(306)					(211)
Cash dividends				(131,612)			(131,612)
Transfers to legal reserve			2,223	(2,223)			—

Comprehensive income:
Net income				360,487			360,487
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					2,188		2,188
Net unrealized gains and losses on securities					(569)		(569)
Net gains and losses on derivative instruments					4,426		4,426
Pension liability adjustments					50,764		50,764

Total comprehensive income							417,296

Repurchase of treasury stock, net		4				(450,283)	(450,279)

Balance at September 30, 2007 (Unaudited)	¥174,698	¥403,208	¥45,823	¥2,592,495	¥59,527	¥(456,155)	¥2,819,596

Balance at December 31, 2005	¥174,438	¥403,246	¥42,331	¥2,018,289	¥(28,212)	¥(5,410)	¥2,604,682

Conversion of convertible debt and other	122	146					268
Cash dividends				(104,298)			(104,298)
Transfers to legal reserve			969	(969)			—

Comprehensive income:
Net income				329,761			329,761
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					23,132		23,132
Net unrealized gains and losses on securities					536		536
Net gains and losses on derivative instruments					(863)		(863)
Minimum pension liability adjustments					271		271

Total comprehensive income							352,837

Repurchase of treasury stock, net						(289)	(289)

Balance at September 30, 2006 (Unaudited)	¥174,560	¥403,392	¥43,300	¥2,242,783	¥(5,136)	¥(5,699)	¥2,853,200

Thousands of U.S. dollors

Balance at December 31, 2006	$1,518,287	$3,508,783	$379,131	$20,591,712	$23,635	$(51,061)	$25,970,487

Cumulative effect of a change in accounting principle - adoption of EITF 06-2, net of tax				(19,165)			(19,165)
Conversion of convertible debt and other	826	(2,661)					(1,835)
Cash dividends				(1,144,452)			(1,144,452)
Transfers to legal reserve			19,330	(19,330)			—

Comprehensive income:
Net income				3,134,670			3,134,670
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					19,026		19,026
Net unrealized gains and losses on securities					(4,948)		(4,948)
Net gains and losses on derivative instruments					38,487		38,487
Pension liability adjustments					441,426		441,426

Total comprehensive income							3,628,661

Repurchase of treasury stock, net		35				(3,915,505)	(3,915,470)

Balance at September 30, 2007 (Unaudited)	$1,519,113	$3,506,157	$398,461	$22,543,435	$517,626	$(3,966,566)	$24,518,226

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
6. CONSOLIDATED STATEMENTS OF CASH FLOWS

			Thousands of
Results for the nine months	Millions of yen		U.S. dollars
	Nine months	Nine months	Nine months
	ended	ended	ended
	September 30, 2007	September 30, 2006	September 30, 2007
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	¥360,487	¥329,761	$3,134,670
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	235,446	187,923	2,047,357
Loss on disposal of property, plant and equipment	5,599	8,619	48,687
Deferred income taxes	(16,642)	8,531	(144,713)
Decrease in trade receivables	95,021	49,294	826,270
Increase in inventories	(71,692)	(57,873)	(623,409)
Increase (decrease) in trade payables	12,345	(16,387)	107,348
Decrease in income taxes	(42,499)	(36,088)	(369,557)
Increase in accrued expenses	10,224	6,455	88,904
Decrease in accrued pension and severance cost	(9,049)	(19,110)	(78,687)
Other, net	(16,611)	(1,371)	(144,444)

Net cash provided by operating activities	562,629	459,754	4,892,426

Cash flows from investing activities:
Purchases of fixed assets	(363,509)	(318,790)	(3,160,948)
Proceeds from sale of fixed assets	4,960	12,233	43,130
Purchases of available-for-sale securities	(2,256)	(7,497)	(19,617)
Proceeds from sale and maturity of available-for-sale securities	6,831	3,046	59,400
Proceeds from maturity of held-to-maturity securities	10,000	—	86,957
Decrease in time deposits	16,362	489	142,278
Acquisitions of subsidiaries, net of cash acquired	(12,520)	(605)	(108,870)
Purchases of other investments	(2,293)	(7,407)	(19,939)
Other, net	1,465	(9,746)	12,739

Net cash used in investing activities	(340,960)	(328,277)	(2,964,870)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,851	943	16,096
Repayments of long-term debt	(12,620)	(4,514)	(109,739)
Decrease in short-term loans	(473)	(692)	(4,113)
Dividends paid	(131,612)	(104,298)	(1,144,452)
Purchases of treasury stock, net	(450,279)	(275)	(3,915,470)
Other, net	(9,532)	2,970	(82,887)

Net cash used in financing activities	(602,665)	(105,866)	(5,240,565)

Effect of exchange rate changes on cash and cash equivalents	(8,323)	(6,076)	(72,374)

Net change in cash and cash equivalents	(389,319)	19,535	(3,385,383)

Cash and cash equivalents at beginning of period	1,155,626	1,004,953	10,048,922

Cash and cash equivalents at end of period	¥766,307	¥1,024,488	$6,663,539

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
7. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
(1) GROUP POSITION
1.	Number of Group Companies

	September 30, 2007	December 31, 2006	Change

Subsidiaries	234	219	15
Affiliates	17	14	3

Total	251	233	18

2.	Change in Group of Entities

Subsidiaries
Addition:	19 Companies
Removal:	4 Companies

Affiliates (Carried at Equity Basis)
Addition:	6 Companies
Removal:	3 Companies
3.	Subsidiaries listed on domestic stock exchange
Tokyo Stock Exchange (1st section): Canon Marketing Japan Inc., Canon Electronics Inc., Canon Finetech Inc., Argo 21 Corporation
Tokyo Stock Exchange (2nd section): Canon Software Inc.
Osaka Stock Exchange (2nd section): Canon Machinery Inc.
JASDAQ: Nisca Corporation
Osaka Stock Exchange (Hercules): e-System Corporation
(2)	SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements reflect the adjustments which management believes are necessary to conform them with U.S. generally accepted accounting principles, except for the segment information, as required by Statement of Financial Accounting Standards No.131, “Disclosure about Segments of an Enterprise and Related Information.”

The disclosure is omitted for other than listed below, since no significant change has occurred since the date of the annual financial statements.

Change of Depreciation Method

On April 1, 2007, the Company and its domestic subsidiaries elected to change the declining balance method of depreciating machinery and equipment from the fixed-percentage-on-declining base application to the 250% declining balance application. Estimated salvage values were also reduced in conjunction with this change. The change in depreciation methods caused an increase in depreciation expense by JPY40,363 million (U.S.$ 350,983thousand) for the nine months ended September 30, 2007.
8. OTHER
We have engaged Ernst & Young ShinNihon to perform a review of the consolidated statements of income, the consolidated balance sheets, the consolidated statements of the stockholders’ equity and the consolidated statements of cash flows as of and for the three and nine months ended September 30, 2007. This review engagement was partially performed in accordance with Statement of Auditing Standards No.100, “Interim Financial Information” (“SAS 100”), established by the American Institute of Certified Public Accountants, and the consolidated interim financial information does not include certain disclosures, such as notes to financial statements, compared with that required under U.S. generally accepted accounting principles and by the United States Securities and Exchange Commission.

Canon Inc.
October 25, 2007
CONSOLIDATED FINANCIAL RESULTS FOR
THE THIRD QUARTER ENDED SEPTEMBER 30, 2007
SUPPLEMENTARY REPORT

PAGE
1.	SALES BY REGION AND PRODUCT	S 1
2.	SEGMENT INFORMATION BY PRODUCT	S 2
3.	OTHER INCOME / DEDUCTIONS	S 2
4.	SALES COMPOSITION BY PRODUCT	S 3
5.	SALES GROWTH IN LOCAL CURRENCY	S 3
6.	P&L SUMMARY (4th Quarter 2007/Projection)	S 4
7.	PROFITABILITY	S 4
8.	IMPACT OF FOREIGN EXCHANGE RATES	S 4
9.	STATEMENTS OF CASH FLOWS	S 4
10.	R&D EXPENDITURE	S 5
11.	CAPITAL EXPENDITURE & DEPRECIATION AND AMORTIZATION	S 5
12.	INVENTORIES	S 5
13.	DEBT RATIO	S 5
14.	OVERSEAS PRODUCTION RATIO	S 5
15.	NUMBER OF EMPLOYEES	S 5

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

Canon Inc.

1. SALES BY REGION AND PRODUCT	(Millions of yen)

	2007			2006			Change year over year
	3rd quarter	4th quarter (P)	Year (P)	3rd quarter	4th quarter	Year	3rd quarter	4th quarter	Year

Japan
Business machines	147,288	—	—	140,645	177,294	619,713	+4.7%	—	—

Office imaging products	95,542	—	—	87,242	93,838	359,935	+9.5%	—	—
Computer peripherals	37,036	—	—	37,972	66,209	190,981	-2.5%	—	—
Business information products	14,710	—	—	15,431	17,247	68,797	-4.7%	—	—

Cameras	36,766	—	—	34,275	40,676	139,625	+7.3%	—	—

Optical and other products	34,611	—	—	44,331	48,771	172,952	-21.9%	—	—

Total	218,665	283,833	960,800	219,251	266,741	932,290	-0.3%	+6.4%	+3.1%

Overseas
Business machines	538,492	—	—	498,851	587,701	2,071,374	+7.9%	—	—

Office imaging products	210,173	—	—	182,741	236,667	825,990	+15.0%	—	—
Computer peripherals	318,926	—	—	307,818	339,746	1,207,427	+3.6%	—	—
Business information products	9,393	—	—	8,292	11,288	37,957	+13.3%	—	—

Cameras	231,221	—	—	200,866	305,763	902,240	+15.1%	—	—

Optical and other products	62,445	—	—	69,001	56,330	250,855	-9.5%	—	—

Total	832,158	1,058,620	3,599,200	768,718	949,794	3,224,469	+8.3%	+11.5%	+11.6%

Americas
Business machines	214,744	—	—	211,464	239,816	865,697	+1.6%	—	—

Office imaging products	89,450	—	—	81,700	99,908	361,328	+9.5%	—	—
Computer peripherals	120,543	—	—	125,150	134,218	484,624	-3.7%	—	—
Business information products	4,751	—	—	4,614	5,690	19,745	+3.0%	—	—

Cameras	84,963	—	—	75,304	133,312	362,104	+12.8%	—	—

Optical and other products	14,098	—	—	13,043	16,234	55,845	+8.1%	—	—

Total	313,805	405,746	1,361,500	299,811	389,362	1,283,646	+4.7%	+4.2%	+6.1%

Europe
Business machines	244,203	—	—	212,212	272,115	916,108	+15.1%	—	—

Office imaging products	93,568	—	—	77,285	111,718	369,709	+21.1%	—	—
Computer peripherals	146,939	—	—	131,983	155,646	531,224	+11.3%	—	—
Business information products	3,696	—	—	2,944	4,751	15,175	+25.5%	—	—

Cameras	85,167	—	—	77,472	122,190	362,670	+9.9%	—	—

Optical and other products	9,548	—	—	8,078	11,295	35,527	+18.2%	—	—

Total	338,918	466,703	1,528,000	297,762	405,600	1,314,305	+13.8%	+15.1%	+16.3%

Other areas
Business machines	79,545	—	—	75,175	75,770	289,569	+5.8%	—	—

Office imaging products	27,155	—	—	23,756	25,041	94,953	+14.3%	—	—
Computer peripherals	51,444	—	—	50,685	49,882	191,579	+1.5%	—	—
Business information products	946	—	—	734	847	3,037	+28.9%	—	—

Cameras	61,091	—	—	48,090	50,261	177,466	+27.0%	—	—

Optical and other products	38,799	—	—	47,880	28,801	159,483	-19.0%	—	—

Total	179,435	186,171	709,700	171,145	154,832	626,518	+4.8%	+20.2%	+13.3%

Total
Business machines	685,780	836,533	2,968,900	639,496	764,995	2,691,087	+7.2%	+9.4%	+10.3%

Office imaging products	305,715	372,757	1,310,900	269,983	330,505	1,185,925	+13.2%	+12.8%	+10.5%
Computer peripherals	355,962	435,451	1,552,100	345,790	405,955	1,398,408	+2.9%	+7.3%	+11.0%
Business information products	24,103	28,325	105,900	23,723	28,535	106,754	+1.6%	-0.7%	-0.8%

Cameras	267,987	393,039	1,180,600	235,141	346,439	1,041,865	+14.0%	+13.5%	+13.3%

Optical and other products	97,056	112,881	410,500	113,332	105,101	423,807	-14.4%	+7.4%	-3.1%

Total	1,050,823	1,342,453	4,560,000	987,969	1,216,535	4,156,759	+6.4%	+10.4%	+9.7%

(P)=Projection

-S1-

Canon Inc.

2. SEGMENT INFORMATION BY PRODUCT	(Millions of yen)

	2007			2006			Change year over year
	3rd quarter	4th quarter (P)	Year (P)	3rd quarter	4th quarter	Year	3rd quarter	4th quarter	Year

Business machines
Unaffiliated customers	685,780	836,533	2,968,900	639,496	764,995	2,691,087	+7.2%	+9.4%	+10.3%
Intersegment	—	—	—	—	—	—	—	—	—

Total sales	685,780	836,533	2,968,900	639,496	764,995	2,691,087	+7.2%	+9.4%	+10.3%

Operating profit	152,371	190,458	678,300	139,099	165,565	599,229	+9.5%	+15.0%	+13.2%
% of sales	22.2%	22.8%	22.8%	21.8%	21.6%	22.3%	—	—	—

Cameras
Unaffiliated customers	267,987	393,039	1,180,600	235,141	346,439	1,041,865	+14.0%	+13.5%	+13.3%
Intersegment	—	—	—	—	—	—	—	—	—

Total sales	267,987	393,039	1,180,600	235,141	346,439	1,041,865	+14.0%	+13.5%	+13.3%

Operating profit	76,856	108,841	323,000	67,390	92,612	268,738	+14.0%	+17.5%	+20.2%
% of sales	28.7%	27.7%	27.4%	28.7%	26.7%	25.8%	—	—	—

Optical and other products
Unaffiliated customers	97,056	112,881	410,500	113,332	105,101	423,807	-14.4%	+7.4%	-3.1%
Intersegment	65,361	61,322	234,600	49,879	52,102	190,687	+31.0%	+17.7%	+23.0%

Total sales	162,417	174,203	645,100	163,211	157,203	614,494	-0.5%	+10.8%	+5.0%

Operating profit	2,350	565	24,300	14,359	3,921	41,475	-83.6%	-85.6%	-41.4%
% of sales	1.4%	0.3%	3.8%	8.8%	2.5%	6.7%	—	—	—

Corporate and Eliminations
Unaffiliated customers	—	—	—	—	—	—	—	—	—
Intersegment	(65,361)	(61,322)	(234,600)	(49,879)	(52,102)	(190,687)	—	—	—

Total sales	(65,361)	(61,322)	(234,600)	(49,879)	(52,102)	(190,687)	—	—	—

Operating profit	(57,356)	(89,961)	(252,600)	(48,162)	(66,228)	(202,409)	—	—	—

Consolidated
Unaffiliated customers	1,050,823	1,342,453	4,560,000	987,969	1,216,535	4,156,759	+6.4%	+10.4%	+9.7%
Intersegment	—	—	—	—	—	—	—	—	—

Total sales	1,050,823	1,342,453	4,560,000	987,969	1,216,535	4,156,759	+6.4%	+10.4%	+9.7%

Operating profit	174,221	209,903	773,000	172,686	195,870	707,033	+0.9%	+7.2%	+9.3%
% of sales	16.6%	15.6%	17.0%	17.5%	16.1%	17.0%	—	—	—

							(P)=Projection

3. OTHER INCOME / DEDUCTIONS							(Millions of yen)

	2007			2006			Change year over year
	3rd quarter	4th quarter (P)	Year (P)	3rd quarter	4th quarter	Year	3rd quarter	4th quarter	Year

Interest and dividend, net	7,783	8,045	32,400	6,739	7,706	24,963	+1,044	+339	+7,437
Forex gain / loss	(20,388)	508	(30,400)	(2,428)	(8,737)	(25,804)	(17,960)	+9,245	(4,596)
Equity earnings / loss of affiliated companies	200	315	5,800	715	1,428	4,237	(515)	(1,113)	+1,563
Other, net	511	761	7,200	2,614	1,505	8,714	(2,103)	(744)	(1,514)

Total	(11,894)	9,629	15,000	7,640	1,902	12,110	(19,534)	+7,727	+2,890

							(P)=Projection

-S2-

Canon Inc.

4. SALES COMPOSITION BY PRODUCT
	2007			2006
	3rd quarter	4th quarter (P)	Year (P)	3rd quarter	4th quarter	Year
Office imaging products
Monochrome copying machines	46%	45%	47%	52%	49%	52%
Color copying machines	35%	36%	35%	30%	34%	31%
Others	19%	19%	18%	18%	17%	17%
Computer peripherals
Laser beam printers	74%	68%	73%	76%	68%	73%
Inkjet printers (includes inkjet MFPs)	25%	31%	26%	23%	31%	26%
Others	1%	1%	1%	1%	1%	1%
Business information products
Personal computers	61%	61%	61%	65%	61%	64%
Others	39%	39%	39%	35%	39%	36%
Cameras
Film cameras / Lenses	17%	14%	15%	16%	14%	15%
Digital cameras	75%	79%	77%	74%	76%	75%
Video cameras	8%	7%	8%	10%	10%	10%
Optical and other products
Semiconductor production equipment	42%	45%	47%	52%	53%	52%
Others	58%	55%	53%	48%	47%	48%

						(P)=Projection

5. SALES GROWTH IN LOCAL CURRENCY (Year over year)
	2007
	3rd quarter	4th quarter (P)	Year (P)
Business machines
Japan	+4.7%	—	—
Overseas	+3.8%	—	—
Total	+4.0%	+8.9%	+6.8%
Cameras
Japan	+7.3%	—	—
Overseas	+10.4%	—	—
Total	+10.0%	+12.5%	+9.2%
Optical and other products
Japan	-21.9%	—	—
Overseas	-11.2%	—	—
Total	-15.4%	+7.4%	-4.3%
Total
Japan	-0.3%	+6.4%	+3.1%
Overseas	+4.2%	+10.8%	+7.2%
Americas	+3.4%	+6.8%	+4.7%
Europe	+5.9%	+10.7%	+7.9%
Other areas	+2.6%	+21.3%	+10.8%
Total	+3.2%	+9.8%	+6.3%

			(P)=Projection

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Canon Inc.

6. P&L SUMMARY (4th Quarter 2007/Projection)			(Millions of yen)
	2007	2006	Change year over year
	4th quarter(P)	4th quarter
Net sales	1,342,453	1,216,535	+10.4%
Operating profit	209,903	195,870	+7.2%
Income before income taxes and minority interests	219,532	197,772	+11.0%
Net income	139,513	125,564	+11.1%

			(P)=Projection

7. PROFITABILITY
	2007		2006
	1st-3rd quarter	Year(P)	1st-3rd quarter	Year
ROE	16.6%	16.8%	16.1%	16.3%
ROA	10.9%	11.0%	10.6%	10.6%

				(P)=Projection

8. IMPACT OF FOREIGN EXCHANGE RATES
(1) Exchange rates						(Yen)
	2007			2006
	3rd quarter	4th quarter(P)	Year(P)	3rd quarter	4th quarter	Year
Yen/US$	117.67	115.00	117.98	116.29	117.81	116.43
Yen/Euro	161.82	160.00	160.29	148.19	151.89	146.51

					(P)=Projection

(2) Impact of foreign exchange rates on sales (Year over year)			(Billions of yen)
	2007
	3rd quarter	4th quarter(P)	Year(P)
US$	(0.5)	(13.9)	+20.2
Euro	+20.8	+18.7	+98.8
Other currencies	+2.9	+1.4	+9.9
Total	+23.2	+6.2	+128.9

		(P)=Projection

(3) Impact of foreign exchange rates per yen	(Billions of yen)
	2007
	4th quarter(P)
On sales
US$	4.7
Euro	2.4
On operating profit
US$	2.9
Euro	1.9

	(P)=Projection

9. STATEMENTS OF CASH FLOWS				(Millions of yen)
	2007		2006
	3rd quarter	Year(P)	3rd quarter	Year
Net cash provided by operating activities
Net income	105,304	500,000	115,587	455,325
Depreciation and amortization	92,202	355,000	79,768	262,294
Other, net	(75,201)	(47,000)	(59,479)	(22,378)
Total	122,305	808,000	135,876	695,241
Net cash used in investing activities	(131,607)	(448,000)	(117,980)	(460,805)
Free cash flow	(9,302)	360,000	17,896	234,436
Net cash used in financing activities	(322,895)	(609,700)	(48,034)	(107,487)
Effect of exchange rate changes on cash and cash equivalents	(10,224)	(10,900)	(537)	23,724
Net change in cash and cash equivalents	(342,421)	(260,600)	(30,675)	150,673
Cash and cash equivalents at end of period	766,307	895,000	1,024,488	1,155,626

				(P)=Projection

-S4-

Canon Inc.

10. R&D EXPENDITURE	(Millions of yen)

	2007			2006
	3rd quarter	4th quarter(P)	Year(P)	3rd quarter	4th quarter	Year
Business machines	27,929	—	—	23,869	35,024	113,770
Cameras	10,946	—	—	10,487	10,739	41,122
Optical and other products	51,139	—	—	36,336	45,325	153,415
Total	90,014	99,719	360,000	70,692	91,088	308,307
% of sales	8.6%	7.4%	7.9%	7.2%	7.5%	7.4%
					(P)=Projection

11. CAPITAL EXPENDITURE & DEPRECIATION AND AMORTIZATION					(Millions of yen)
	2007			2006
	3rd quarter	4th quarter(P)	Year(P)	3rd quarter	4th quarter	Year
Capital expenditure	136,347	107,311	440,000	120,256	106,105	379,657
Depreciation and amortization	92,202	119,554	355,000	79,768	74,371	262,294
					(P)=Projection
12. INVENTORIES
(1) Inventories		(Millions of yen)
	2007	2006	Difference
	Sep.30	Dec.31
Business machines	315,581	288,815	+26,766
Cameras	116,748	87,515	+29,233
Optical and other products	175,463	162,727	+12,736
Total	607,792	539,057	+68,735

(2) Inventories/Sales*			(Days)
	2007	2006	Difference
	Sep.30	Dec.31
Business machines	41	38	+3
Cameras	38	27	+11
Optical and other products	164	136	+28
Total	51	45	+6
* Index based on the previous six months sales.

13. DEBT RATIO
	2007	2006	Difference
	Sep.30	Dec.31
Total debt / Total assets	0.5%	0.7%	-0.2%

14. OVERSEAS PRODUCTION RATIO
	2007	2006
	1st-3rd quarter	Year
Overseas production ratio	40%	39%

15. NUMBER OF EMPLOYEES
	2007	2006	Difference
	Sep.30	Dec.31
Japan	54,671	50,753	+3,918
Overseas	75,106	67,746	+7,360
Total	129,777	118,499	+11,278

-S5-